AS FILED WITH THE COMMISSION ON MARCH 18, 1999           (SEC FILE NO. 22-22403)

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                 AMENDMENT NO. 1
                                       TO
                                    FORM T-3
           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                             MERCURY FINANCE COMPANY
                               (Name of Applicant)

                  100 FIELD DRIVE, LAKE FOREST, ILLINOIS 60045
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

         TITLE OF CLASS                                   AMOUNT

    10% SENIOR SECURED NOTES
       DUE 2001, SERIES A                      Approximately $430,000,000

       SENIOR SECURED NOTES
       DUE 2001, SERIES B

Approximate date of issuance: On or as soon as possible after the Effective Date (as defined in the Second
                              Amended Plan of Reorganization dated December 29, 1998 of Mercury Finance Company under chapter 11 of the United States Bankruptcy Code).

Name and address of agent
for service:                  Mark Dapier, Esq.
                              Mercury Finance Company
                              100 Field Drive
                              Lake Forest, Illinois 60045
                              (847) 295-8600

                              With a copy to:

                              Grant A. Bagan, P.C.
                              Lewis S. Rosenbloom
                              McDermott, Will & Emery
                              227 West Monroe St., Suite 3100
                              Chicago, Illinois  60606
                              (312) 372-2000

         THE APPLICANT HEREBY AMENDS THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL (I) THE 20TH DAY AFTER THE FILING OF A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS AMENDMENT, OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE TRUST INDENTURE ACT OF 1939, AS AMENDED (THE "ACT"), MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANT.



                                     GENERAL

         1. GENERAL INFORMATION. Furnish the following as to the applicant:

                  (a)  Form of organization.

                           A corporation.

                  (b) State or other sovereign power under the laws of which organized.

                           Delaware.

         2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

                  On July 15, 1998, Mercury Finance Company, a Delaware corporation (the "Company"), filed a voluntary petition for relief under chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of Illinois Eastern Division (the "Bankruptcy Court"). As part of the Second Amended Plan of Reorganization of the Company dated December 29, 1998 (the "Plan of Reorganization"), the Company proposes to issue 10% Senior Secured Notes due 2001, Series A and Senior Secured Notes due 2001, Series B (collectively, the "New Senior Notes"). The Plan of Reorganization also provides for the issuance of 11% Senior Subordinated Notes due 2002 (the "New Senior Subordinated Notes"), as well as shares of common stock of the Company (the "New Common Stock") and warrants to purchase shares of New Common Stock (the "Warrants"). The New Senior Notes and the New Senior Subordinated Notes will be issued in part to discharge claims of existing creditors in the Bankruptcy Case described below.

                  On December 30, 1998, the Bankruptcy Court approved the Company's Second Amended Disclosure Statement dated December 29, 1998 (the "Disclosure Statement") as containing "adequate information" for the purpose of soliciting votes of holders of claims or equity interests in the Company for acceptance or rejection of the Plan of Reorganization (Case No. 98 B 20763) and authorized the Company to solicit acceptances of its Plan of Reorganization. The Plan of Reorganization was confirmed on March 10, 1999. The New Senior Notes are to be issued under an indenture and supplemental indentures (together with the supplemental indentures thereto, the "Senior Note Indenture") between the Company and Norwest Bank Minnesota, National Association, as trustee, forms of which are attached hereto as Exhibits T3C1 and T3C2. The effective date of the Plan of Reorganization will be March 23, 1999 (the "Effective Date").

                  A copy of the Disclosure Statement is attached as Exhibit T3E5 to this Form T-3 and a copy of the Plan of Reorganization is attached as Exhibit T3E6 to this Form T-3. Information in this Form T-3 relating to future actions or intentions of the Company, or other parties pursuant to the Plan of Reorganization, are the current intentions of such parties, pursuant to the Plan of Reorganization and as described in the Disclosure Statement, which actions may be subject to modification, provided that all necessary approvals and/or consents have been obtained.

                  The New Senior Notes and the New Senior Subordinated Notes are proposed to be issued in reliance upon the exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), set forth in Section 1145(a)(1) of Title 11 of the Bankruptcy Code, applicable to the offer or sale under a plan of reorganization under Chapter 11 of the Bankruptcy Code by an entity that is not an underwriter of a security of a debtor principally in exchange for a claim against such debtor.

                  Section 1145 of Title 11 of the Bankruptcy Code exempts the offer or sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (1) the securities are issued by a debtor, its successor, or an affiliate participating in a joint plan with the debtor (provided that such entity is not an underwriter as defined in Section 1145(b) of the Bankruptcy Code) under a plan of reorganization; (2) the recipients of the securities hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate; and (3) the securities are issued entirely in exchange for the recipients' claim against or interest in the debtor or such affiliate, or "principally" in such exchange and "partly" for cash or property.

                  The Company believes that the issuance of the New Senior Notes and the New Senior Subordinated Notes to certain creditors of the Company pursuant to the Plan of Reorganization will satisfy all three conditions of
Section 1145 of the Bankruptcy Code because (a) the issuances of the New Senior Notes and the New Senior Subordinated Notes are expressly contemplated under the Plan of Reorganization as part of the reorganization; (b) the recipients are holders of "claims" against the Company; and (c) the recipients will obtain such New Senior Notes and the New Senior Subordinated Notes principally in exchange for their prepetition claims.

                                  AFFILIATIONS

         3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

                  The following tables set forth the relationship between the Company and all of its affiliates, including their respective percentages of voting securities, as of February 28, 1999. Pursuant to the federal securities laws, the directors and executive officers set forth below may be deemed to be affiliates of the Company due to their positions with the Company; however, their inclusion in this item is not an admission of their affiliated status with the Company. The tables are based on information within the Company's possession. As of February 28, 1999, there were not any persons or entities known by the Company to be the beneficial owners of more than five percent of the Company's voting securities. The address for all of the directors and executive officers listed below is the address of the Company.

         Affiliates as of February 28, 1999:

                                                                                                        PERCENTAGE
                                                                                                        OF VOTING
NAME                                            RELATIONSHIP                                            SECURITIES

Dennis H. Chookaszian                           Director                                                   *
William C. Croft                                Director                                                   *
Clifford R. Johnson                             Director                                                   *
Andrew McNally IV                               Director                                                   *
Bruce I. McPhee                                 Director                                                   *
Fred G. Steingraber                             Director                                                   *
Philip J. Wicklander                            Director                                                   *
William A. Brandt, Jr                           President & Chief Executive Officer                        *
Fred C. Caruso                                  Acting Chief Operating Officer                             *
Patrick J. O'Malley                             Acting Principal Financial  &                              *
                                                Accounting Officer
Mercury Finance Corporation of Alabama (Ala)    Subsidiary                                                 NA
Mercury Finance Company of Arizona (Ariz.)      Subsidiary                                                 NA
Merc. Finance Company of California (Cal)       Subsidiary                                                 NA
Mercury Finance Company of Colorado (Del)       Subsidiary                                                 NA
Mercury Finance Company of Delaware (Del)       Subsidiary                                                 NA
Mercury Finance Company of Florida (Del)        Subsidiary                                                 NA
Mercury Finance Company of Georgia (Del)        Subsidiary                                                 NA
Mercury Finance Company of Illinois (Del)       Subsidiary                                                 NA
Mercury Finance Company of Idaho (Del)          Subsidiary                                                 NA
Mercury Finance Company of Iowa (Del)           Subsidiary                                                 NA
Mercury Finance Company of Indiana (Del)        Subsidiary                                                 NA
Mercury Finance Company of Kansas (Del)         Subsidiary                                                 NA
Mercury Finance Company of Kentucky (Del)       Subsidiary                                                 NA
Mercury Finance Company of Louisiana (Del)      Subsidiary                                                 NA
Mercury Finance Company Michigan (Del)          Subsidiary                                                 NA
Mercury Finance Company of Missouri (Del)       Subsidiary                                                 NA
Mercury Finance Company of Mississippi (Del)    Subsidiary                                                 NA
Mercury Finance Company of Nevada (Nev.)        Subsidiary                                                 NA
Mercury Finance Company of New Mexico (Del)     Subsidiary                                                 NA
Mercury Finance Company of New York (Del)       Subsidiary                                                 NA
Mercury Finance Company of North Carolina (Del) Subsidiary                                                 NA
Mercury Finance Company of Ohio (Del)           Subsidiary                                                 NA
MFC Finance Company of Oklahoma (Del)           Subsidiary                                                 NA
Mercury Finance Company of Oregon (Del)         Subsidiary                                                 NA
Mercury Finance Company of Pennsylvania (Del)   Subsidiary                                                 NA
Mercury Finance Company of South Carolina (Del) Subsidiary                                                 NA
Mercury Finance Company of Tennessee (Tenn.)    Subsidiary                                                 NA
MFC Finance Company of Texas (Del)              Subsidiary                                                 NA
Mercury Finance Company of Utah (Del)           Subsidiary                                                 NA
Mercury Finance Company of Virginia (Del)       Subsidiary                                                 NA
Mercury Finance Company of Washington (Del)     Subsidiary                                                 NA
Mercury Finance Company of Wisconsin (Del)      Subsidiary                                                 NA
Filco Marketing Company (Del)                   Subsidiary                                                 NA
Gulfco Investment Inc. (La)                     Subsidiary                                                 NA
Gulfco Finance Company (La)                     Subsidiary                                                 NA
Midland Finance Co. (IL)                        Subsidiary                                                 NA
MFN Insurance Company (Turks and Caicos)        Subsidiary                                                 NA
MFC Financial Services, Inc. of Florida         Subsidiary                                                 NA
-------------------
*Less than one percent

                  After the Effective Date, the above officers and directors will resign from their positions as directors and/or executive officers of the Company. The following table sets forth the relationship between the Company and certain persons who are expected to be directors and/or executive officers on and after the Effective Date as well as their respective percentages of voting securities. The address for these persons is the address of the Company.

                NAME                               RELATIONSHIP                    PERCENTAGE VOTING SECURITIES

Edward G. Harshfield                  President, Chairman, Chief Executive     Options to purchase 5% of New Common
                                      Officer and Director                     Stock to be granted on the Effective
                                                                               Date
Thomas L. Gooding                     Director                                                   -
Andrew C. Halvorsen                   Director                                                   -
Michael A. Kramer                     Director                                                   -
Martin L. Solomon                     Director                                                   -
Robert Stucker                        Director                                                   -
George R. Zoffinger                   Director                                                   -
Jeffrey Weeden                        Executive Vice President and Chief       Options to purchase 1% of the New
                                      Financial Officer                        Common Stock to be granted on the
                                                                               Effective Date
Mark Dapier                           Executive Vice President, General        Options to purchase 0.5% of the New
                                      Counsel and Secretary                    Common Stock to be granted on the
                                                                               Effective Date

                  On the Effective Date, all of the Company's current common stock will be canceled. Pursuant to the Plan of Reorganization, as of the Effective Date, (a) 9,500,000 shares of New Common Stock of the Company will be issued to holders of Senior Debt Claims (as defined in the Plan of Reorganization) pro rata, based upon each creditor's percentage of the Senior Debt Claims, and (b) the stockholders of the Company will be entitled to receive 500,000 shares of New Common Stock pro rata, based upon their respective ownership of Old Common Stock, and Warrants to purchase up to 1,740,000 shares of the New Common Stock of the Company. Accordingly, as of the Effective Date, based upon the holders of the Senior Debt Claims on July 1, 1998, the creditors of the Company listed in Item 5 below may be deemed to be affiliates of the Company after the Effective Date of the Plan of Reorganization due to their ownership of more than 10% of the New Common Stock. See Item 5 for their percentage of voting securities.


                             MANAGEMENT AND CONTROL

         4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

                  The address for each director and executive officer listed below is 100 Field Drive, Lake Forest, Illinois 60045.

Prior to the Effective Date:

NAME                    OFFICE
----                    ------
Dennis H. Chookaszian   Director
William C. Croft        Director.
Clifford R. Johnson     Director.
Andrew McNally IV       Director.
Bruce I. McPhee         Director.
Fred G. Steingraber     Director.
Philip J. Wicklander    Director.
William A. Brandt, Jr.  President and Chief Executive Officer of the Company.
Fred C. Caruso          Acting Chief Operating Officer.
Patrick J. O'Malley     Acting Principal Financial and Accounting Officer.
Edward G. Stautzenbach  Vice President - Marketing.
Steven G. Gould         Vice President - Operations.
George R. Carey         Vice President - Operations.
Sheila M. Tilson        Vice President - Operations and Assistant Secretary.
John N. Brincat, Jr.    Vice President - Operations.
Michael Caul            Vice President - Operations.
David Joseph Peters     Vice President - Operations.
Charles H. Lam          Vice President - Operations.
Allan Green             Vice President - Portfolio Management.

                  Upon the effectiveness of the Plan of Reorganization, it is expected that the composition of the directors and executive officers of the Company will be as follows:

NAME                    OFFICE
Edward G. Harshfield    President, Chairman and Chief Executive Officer and
                        Director
Thomas L. Gooding       Director
Andrew C. Halvorsen     Director
Michael A. Kramer       Director
Martin L. Solomon       Director
Robert Stucker          Director
George R. Zoffinger     Director
Jeffrey Weeden          Executive Vice President and Chief Financial Officer
Mark Dapier             Executive Vice President, General Counsel and Secretary

         5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

                  As of December 31, 1998, based on information and reports filed with the Securities and Exchange Commission, there were not any persons or entities known by the Company to be the beneficial owners of more than five percent of the Company's voting securities.

                  As of the Effective Date, all of the Company's current common stock and options to purchase common stock will be canceled. Pursuant to the Plan of Reorganization, as of the Effective Date, (a) 9,500,000 shares of New Common Stock of the Company will be issued to holders of Senior Debt Claims (as defined in the Plan of Reorganization) pro rata, based upon each creditor's percentage of the Senior Debt Claims, and (b) the stockholders of the Company will be entitled to receive 500,000 shares of New Common Stock, pro rata, based upon their respective ownership of Old Common Stock, and Warrants to purchase up to 1,740,000 shares of the New Common Stock of the Company. Accordingly, as of the Effective Date, based upon the holders of the Senior Debt Claims on July 1, 1998, the following table sets forth certain creditors of the Company, including their respective percentage ownership of voting securities of the Company, who may be deemed to be affiliates of the Company after the effective date of the Plan of Reorganization due to their ownership of more than 10% of the New Common Stock.

NAME AND ADDRESS                      AMOUNT OWNED     PERCENTAGE OF VOTING
                                                         SECURITIES OWNED

Franklin Mutual Series                  1,632,000              19.2%
   51 John F. Kennedy Parkway
   Short Hills, New Jersey 07075
Goldman, Sachs & Co.                    1,606,500              18.9%
   85 Broad Street
   New York, New York  10004
Silver Oak Capital, L.L.C.               935,000               11.0%
   c/o Angelo, Gordon & Co. L.P.
   245 Park Avenue, 26th Floor
   New York, New York  10167
Principal Life Insurance Co.             875,500               10.3%
   711 High Street
   Des Moines, Iowa  50392


                                  UNDERWRITERS

         6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the applicant which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

                  (a)      None.

                  (b) The New Common Stock, Warrants, New Senior Notes and the New Senior Subordinated Notes proposed to be offered will be exchanged with certain holders of claims against the Company, as set forth in the Plan, without the assistance of any underwriter.


                               CAPITAL SECURITIES

         7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

As of December 31, 1998:

TITLE OF CLASS                           AMOUNT AUTHORIZED   AMOUNT OUTSTANDING

Common Stock, par value $.01 per share......300,000,000         177,900,671
-------------------
(1) Does not include options to purchase shares of Common Stock at various exercise prices which are currently outstanding. All outstanding options will be cancelled as of the Effective Date.

As of the Effective Date of the Plan of Reorganization:

TITLE OF CLASS                           AMOUNT AUTHORIZED   AMOUNT OUTSTANDING

Common Stock, par value $.01 per
   share (1)..................................50,000,000         10,000,000
Preferred Stock, no par value.................10,000,000              -
Senior Secured Notes due 2001,
   Series A and Series B....................$430,000,000(2)     $430,000,000(2)
9% Senior Subordinated Notes due 2002........$22,500,000         $22,500,000
-------------------
(1) Does not include three series of warrants to purchase an aggregate of 1,740,000 shares of New Common Stock (580,000 for each series ) that were issued pursuant to the Plan of Reorganization. The Series A, Series B and Series C Warrants shall be exercisable for $15.34, $21.81, $28.27 per share, respectively, on the Effective Date, and shall expire on the third, fourth and fifth anniversary of the Effective Date, respectively.
(2) Reflects the Company's estimate of the amount of Senior Notes to be issued.

                  (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

                  Each outstanding share of the Company's existing Common Stock and the New Common Stock has or will have, as applicable, one vote with respect to all matters subject to common stockholder vote. The other securities are not voting securities.

                  Holders of the New Senior Notes and New Senior Subordinated Notes do not have any voting rights by reason of ownership of those securities.

         8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Act.

                  The New Senior Notes will be issued pursuant to an Indenture between the Company and Norwest Bank Minnesota, National Association, as trustee (the "Senior Note Indenture"), a copy of which (including the supplemental indentures thereto) is attached hereto as Exhibits T3C1, T3C2 and T3C3. Capitalized terms used in this Section 8 which are not otherwise defined below or elsewhere in the Application have the respective meanings assigned to them in the Senior Note Indenture. Section references used in this Section 8 shall, unless otherwise specified or the context otherwise requires, be references to the corresponding sections of the Senior Note Indenture. The following summary of certain provisions of the Senior Note Indenture does not purport to be complete and is subject to, and is qualified in its entirety, by reference to all of the provisions of the Senior Note Indenture.

         (A) Events of Default and Notice of Default.

                  The following are Events of Default under the Senior Note
Indenture:

                  (i) failure by the Company to pay interest on the New Senior Notes for 30 days after becoming due;

                  (ii) failure by the Company to pay the principal of or premium (if any) on the New Senior Notes, whether at maturity or upon redemption, repurchase or otherwise;

                  (iii) failure by the Company to comply with any of its covenants or the breach by the Company of any of its covenants or warranties under the Senior Note Indenture (other than a breach of a covenant or warranty which is specifically provided for elsewhere in this section (A)) for 30 days after written notice specifying the failure and that the same is a Default shall have been given to the Company by the Trustee or to the Company and the Trustee by the Holders of 25% in principal amount of the New Senior Notes outstanding;

                  (iv) default or defaults, including a payment default (after giving effect to all applicable grace periods), under any evidence of Indebtedness under which the Company or any of its Subsidiaries has an aggregate principal amount of Indebtedness in excess of $10 million and either (A) such Indebtedness is already due and payable in full or (B) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness. Subject to Sections 11.01 and 9.08 of the Senior Note Indenture, the Trustee will not be deemed to have knowledge of such default unless either (1) a Responsible Officer of the Trustee has actual knowledge of the default or (2) the Trustee has received written notice thereof from the Company, from any Holder, from the holder of any such Indebtedness or from the trustee under the agreement or instrument relating to such Indebtedness;

                  (v) any judgment or order for the payment of money is entered against the Company or any Subsidiary for $25 million or more (in excess of insured amounts) either individually or in the aggregate for all such judgments or orders against all such Persons and remains undischarged, unstayed or otherwise unsatisfied for 60 days;

                  (vi) a court of competent jurisdiction enters a judgment, decree or order under any state or federal insolvency, bankruptcy, reorganization or other similar law that is for relief against the Company or any Subsidiary of the Company, in an involuntary case or proceeding, or enters a decree or order:

                  (a) adjudging the Company or any Subsidiary a bankrupt or insolvent,

                  (b) approving a petition seeking reorganization, arrangement, adjustment or composition in respect of the Company or any Subsidiary of the Company,

                  (c) appointing a Custodian or other similar official for the Company or any Subsidiary of the Company or for all or substantially all of the property of any of them, or

                  (d) ordering the winding-up or liquidation of the Company or any Subsidiary of the Company,

         and in each case the judgment, order or decree remains unstayed and in effect for 60 days.

                  (vii) the Company or any of its Subsidiaries pursuant to or within the meaning of any state or federal insolvency, bankruptcy, reorganization or other similar law:

                  (a)      commences a voluntary case or proceeding,

                  (b) consents to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding,

                  (c) consents to the institution of a bankruptcy or an insolvency proceeding against it,

                  (d) files a petition or answer or consent seeking reorganization or relief with respect to the Company under any applicable law,

                  (e) consents to the appointment of, or taking possession by, a Custodian or other similar official of it or any subsidiary for all or substantially all of its property,

                  (f)      makes an assignment for the benefit of its creditors,

                  (g) generally is not able to pay its debts as they become due, or

                  (h) takes any corporate action to authorize or effect any of the foregoing;

                  (viii) the Subsidiaries Guaranty Agreement or any future guaranty agreement entered into by a Subsidiary hereafter acquired or created is held to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary guarantor, or any Person acting on behalf of any Subsidiary guarantor denies to disaffirm its obligations under its subsidiary guarantee agreement;

                  (ix) default in the performance, or breach, of any covenant or warranty of the Company or any Subsidiary, and the continuance of such default or breach for a period of time which extends beyond the applicable grace or cure period provided, in any Collateral Security Document; or

                  (x) notwithstanding anything in Section 9.01 of the Senior
         Note Indenture to the contrary, if the Company defaults in the performance of or breaches any covenant in Article III of the First Supplemental Indenture or Article III of the Second Supplemental Indenture to the Senior Note Indenture (other than Section 3.8 of the First Supplemental Indenture and Second Supplemental Indenture) or
         Section 7.05 of the Senior Note Indenture, an Event of Default will immediately occur, without giving effect to the passage of time, notice, or both.

                  If a Default or an Event of Default occurs and is continuing and if it is actually known to the Trustee, the Trustee shall mail to Holders a notice of the Default or Event of Default within 90 days after it occurs, as provided in the Trust Indenture Act. In the case of any Default of the character specified in Section clause (iii) of this
         Section 8(A), no such notice to Holders will be given until at least 30 days after the Default occurs. The Company will notify the Trustee of any uncured Event of Default within 10 days after any Responsible Officer of the Company becomes aware of or receives actual notice of the Event of Default.

         (B) Authentication and Delivery of the New Senior Notes and the Application of Proceeds Thereof.

                  A New Senior Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Senior Note has been authenticated and delivered under the Senior
Note Indenture. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate the New Senior Notes. An authenticating agent may authenticate the New Senior Notes whenever the Trustee may do so. Each reference in the Senior Note Indenture to authentication by the Trustee includes authentication by such agent. Notwithstanding the foregoing, if any New Senior Note has been authenticated and delivered but never issued and sold by the Company, and the Company shall deliver the New Senior Note to the Trustee for cancellation, such New Senior Note will be deemed never to have been authenticated and delivered and will not be entitled to the benefits of the Senior Note Indenture.

                  There will be no proceeds from the issuance of the New Senior Notes because the New Senior Notes will be issued as part of an exchange for the cancellation of the Company's Senior Debt Claims (as defined in the Plan of Reorganization).

         (C) Release of Property Subject to the Lien of the Senior Note
Indenture.

                  The Company's obligations under the New Senior Notes issued under the Senior Note Indenture are secured by liens on, and security interests in, on the assets of the Company and certain of its Subsidiaries. Pursuant to the terms and conditions of the First Supplemental Indenture and of the Second Supplemental Indenture, the Company and its Subsidiaries may, without requesting the consent of the Trustee or the holders of New Senior Notes, (a) sell used, worn out or surplus equipment in the ordinary course of business and (b) consummate sales, contributions and transfers of Receivables pursuant to any Working Capital Facility. The New Senior Notes are subject to subordination in favor of the Working Capital Facility.

                  Subject to applicable law, the release of any Company Collateral or Subsidiary Collateral from Liens created by the Collateral Documents or the release of, in whole or in part, the Liens created by the Collateral Documents, will not be deemed to impair the Collateral Documents in contravention of the Senior Note Indenture if and to the extent the Company Collateral, Subsidiary Collateral or Liens are released pursuant to, and in accordance with, the applicable Collateral Documents or pursuant to, and in accordance with, the terms of the Senior Note Indenture. To the extent applicable, without limitation, the Company and the Subsidiaries of the Company party to the Subsidiaries Guaranty Agreement (the "Subsidiary Guarantors") shall cause Section 314(d) of the Act, relating to the release of property or securities from the Liens of the Collateral Documents, to be complied with.

         (D) Satisfaction and Discharge.

                  The obligations of the Company under the New Senior Notes and the Senior Note Indenture will terminate (except for certain obligations of the Company to indemnify the Trustee and the Authenticating Agent under certain circumstances, and certain obligations with respect to unclaimed funds) when (i) all outstanding New Senior Notes theretofore authenticated and delivered (other than New Senior Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.07 of the Senior Note Indenture) have been delivered to the Trustee for cancellation, (ii) the Company has paid or caused to be paid all other sums payable by it, and (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent specified by the Senior Note Indenture relating to the satisfaction and discharge of the Senior Note Indenture have been complied with.

         (E) Evidence as to Compliance with Conditions and Covenants.

                  The Company is required to furnish the Trustee, within 120 days after the end of each fiscal year of the Company, an Officers' Certificate complying with Section 314(a)(4) of the Trust Indenture Act and stating whether or not the signers know of any Default that occurred during such fiscal year. If they do, the Officers' Certificate shall describe the Default and its status. Such compliance shall be determined without regard to periods of grace or notice requirements.

                  The Company is also required to deliver to the Trustee an Officers' Certificate promptly upon becoming aware of any Event of Default or a Default which could result in an Event of Default described in clause (vi) or clause (vii) of Section (A) above and which Officer's Certificate will specify such Default or Event of Default.

         9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

                  The Subsidiaries of the Company are guaranteeing the obligations of the Company under the Senior Note Indenture pursuant to the Subsidiaries Guaranty Agreement and are pledging their assets to secure their obligations thereunder pursuant to the Subsidiaries Security Agreement.

         CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

         (a) Pursuant to Rule 309(a) of Regulation S-T, requirements as to sequential numbering shall not apply to this electronic format document.

         (b) The statement of eligibility and qualification of each trustee under the indenture or to be qualified (previously filed).

         (c) The following Exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

*Exhibit T3A.              Certificate of Incorporation of the Company,
                           incorporated by reference to Exhibit 3A to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 (Sec File No. 0-10176). The
                           Certificate of Incorporation will be amended and restated in connection with the Plan of Reorganization. The form of Amended and Restated
                           Certificate of Incorporation of the Company is attached as Exhibit I to the Disclosure Statement
                           (and is filed as Exhibit T3E14 to this Form T-3).

*Exhibit T3B.              By-Laws of the Company, incorporated by
                           reference to Exhibit 3B to the Company's Form 10 filed February 1, 1989 (Sec File No. 0-10176). The
                           By-Laws will be amended and restated in connection with the Plan of Reorganization. The form of Restated
                           By-Laws of the Company is attached as Exhibit I to the Disclosure Statement (and is filed as Exhibit
                           T3E14 to this Form T-3).

Exhibit T3C1.              Form of the New Senior Note Indenture between
                           the Company and Norwest Bank Minnesota, National
                           Association, as trustee.

Exhibit T3C2               Form of Supplemental Indentures with respect to
                           the New Senior Notes between the Company and Norwest
                           Bank Minnesota, National Association, as trustee.

Exhibit T3D.               Not applicable.

*Exhibit T3E1.             Order Governing Plan Confirmation Hearing of
                           Mercury Finance Company.

Exhibit T3E2.              [Intentionally Omitted]

*Exhibit T3E3.             Proof of Claim Form.

Exhibit T3E4.              Notice of Hearing to Consider Confirmation of
                           Mercury Finance Company's Second Amended Plan of
                           Reorganization and Deadline for Filing Objections.

Exhibit T3E5.              Second Amended Disclosure Statement with
                           respect to the Plan of Reorganization dated as of December 30, 1998 (the "Disclosure Statement"). The
                           Exhibits to the Disclosure Statement are filed as separate Exhibits to this Form T-3.

Exhibit T3E6.              Mercury Finance Company Second Amended Plan of
                           Reorganization dated as of December 30, 1998 (Exhibit
                           A to the Disclosure Statement).

Exhibit T3E7.              Form of the Supplemental New Senior Note
                           Indentures between the Company and Norwest Bank
                           Minnesota, National Association, as trustee (Exhibit
                           B to the Disclosure Statement). See Exhibit T3C2 above.

Exhibit T3E8.              Form of the New Senior Note Indenture between
                           the Company and Norwest Bank Minnesota, National
                           Association, as trustee (Exhibit C to the Disclosure
                           Statement). See Exhibit T3C1 above.

*Exhibit T3E9.             Form of Collateral Documents for the New Senior
                           Notes (Exhibit D to the Disclosure Statement).

Exhibit T3E10              Form of Supplemental Subordinated Note
                           Indenture between the Company and Norwest Bank
                           Minnesota, National Association, as trustee (Exhibit
                           E to the Disclosure Statement).

Exhibit T3E11.             Form of the Subordinated Note Indenture
                           between the Company and Norwest Bank Minnesota,
                           National Association, as trustee (Exhibit F to the Disclosure Statement).

*Exhibit T3E12.            Form of Registration Rights Agreement among
                           the Company and the persons identified on Schedule 1 therein (Exhibit G to the Disclosure Statement).

Exhibit T3E13.             Form of Warrant Agreement between the Company
                           and Harris Trust and Savings Bank, as trustee
                           (Exhibit H to the Disclosure Statement).

*Exhibit T3E14.            Form of the Charter and Bylaws of the Company
                           upon the effectiveness of the Plan of Reorganization
                           (Exhibit I to the Disclosure Statement).

Exhibit T3E15.             [Intentionally Omitted]

Exhibit T3E16.             Fairness Opinion of Investment Bank (Exhibit K
                           to the Disclosure Statement).

*Exhibit T3E17.            Agreement dated May 14, 1998 among the Company
                           and certain creditors of the Company (Exhibit L to the Disclosure Statement), incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on May 15, 1998 (Sec File No.
                           0-10176).

Exhibit T3E18.             Projected Financial Information of the Company
                           (Exhibit M to the Disclosure Statement).

*Exhibit T3E19.            The Company's Annual Report on Form 10-K for
                           the year ended December 31, 1997; the Company's
                           Quarterly Report on Form 10-Q for the quarter ended
                           March 31, 1998; the Company's Quarterly Report on
                           Form 10-Q for the quarter ended June 30, 1998
                           (Exhibit N to the Disclosure Statement); the
                           Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, all incorporated herein by reference (Sec File No.
                           0-10176).

Exhibit T3E20.             Liquidation Analysis of the Company (Exhibit O
                           to the Disclosure Statement).

Exhibit T3E21.             Forms of Ballots for accepting or rejecting
                           the Plan of Reorganization.

Exhibit T3E22.             [Intentionally Omitted].

*Exhibit T3E23.            Exhibit Q to the Disclosure Statement
                           (Certificate of Incorporation and Bylaws of the Company). See Exhibits T3A and T3B above.

*Exhibit T3E24.            Form of Indemnification Agreement for certain
                           officers and directors of the Company (Exhibit R to the Disclosure Statement).

Exhibit T3E25.             Monthly Operating Report of the Company
                           (Exhibit S to the Disclosure Statement).

Exhibit T3E26              Consulting Agreement dated November 5, 1998
                           between the Company and Edward G. Harshfield. Form of
                           Employment Agreement between the Company and Edward
                           G. Harshfield to be executed on the Effective Date.

Exhibit T3E27              Notice of Pendency of Class Action, Proposed
                           Partial Settlement of Class Action, and Settlement
                           Hearing regarding Minnesota State Board of
                           Investment, Jay Levin, et. al. vs. Mercury Finance
                           Company (Civ. Act. No. 97 C 3035); James Feree, on behalf of Himself and All Others Similarly Situated vs. Mercury Finance Company et al. (Civ. Can. No. 97
                           C 245); In re Mercury Finance Company, Debtor (Case
                           No. 98 C 8246), Official Committee of Securities
                           Claimants Appointed in the Chapter 11 Case of Mercury
                           Finance Company v. Cerbeus Partners, L.P. (Adv. Pro
                           No. 98 A 1580).

Exhibit T3E28              Class 7B Liquidating Trust Agreement.

Exhibit T3F.               See Cross Reference Sheet showing the location
                           in the New Senior Note Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939
                           (included in Exhibit T3C1 hereof).



                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Company, Mercury Finance Company, a corporation organized and existing under the laws of Delaware, has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Chicago, and State of Illinois, on the 17th day of March, 1999.

                                 MERCURY FINANCE COMPANY


Attest:                          By:  /s/ William Brandt, Jr.
                                         President and Chief Executive Officer


Attest:                          By:  /s/ Patrick O'Malley
                                          Chief Accounting Officer